March 5, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Amanda Ravitz Heather Percival

Re:	Repro Med Systems, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-229498

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Repro Med Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-229498) (the “Registration Statement”) be declared effective at 10:00 a.m. on March 8, 2019, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Royer Cooper Cohen Braunfeld LLC, by calling Heather R. Badami at (484) 362-2632.

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Sincerely, Repro Med Systems , Inc.

By:	/s/ Karen Fisher
Karen Fisher
Chief Financial Officer